                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                            ______________________

                                   FORM 11-K


                            ______________________

(Mark One)

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended March 31, 1995

                                      OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
  ACT OF 1934 [NO FEE REQUIRED] For the transition period from       to

                         COMMISSION FILE NUMBER 1-8158

                             _____________________

                  THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:



                           VARCO INTERNATIONAL, INC.
                           743 NORTH ECKHOFF STREET
                           ORANGE, CALIFORNIA 92668

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

This annual report on Form 11-K relates to the Varco 1980 Employee Stock Purchase Plan (the "Plan") of Varco International, Inc. (the "Company").

ITEM 1. CHANGES IN THE PLAN
- ----------------------------

In February, 1995 the Plan was amended to increase the number of shares subject to the Plan from 1,000,000 to 2,000,000 and to extend the term of the Plan from fifteen to twenty-five years following its effective date.

ITEM 2. CHANGES IN THE INVESTMENT POLICY
- ----------------------------------------

No changes were made during the fiscal year with respect to investment policy.

ITEM 3. CONTRIBUTIONS UNDER THE PLAN
- ------------------------------------

There have been no Company contributions to the Plan since the effective date of the Plan on April 1, 1980.

ITEM 4. PARTICIPATING EMPLOYEES
- -------------------------------

There were approximately 365 participating employees in the Plan on March 31, 1995.

ITEM 5. ADMINISTRATION
- ----------------------

(a) The Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). For the Plan year ended March 31, 1995 the members of the Committee and their positions with the Company and its affiliates were:

     MEMBER                             POSITION
     ------                             --------
     James D. Woods                     Director of the Company
     Jack W. Knowlton                   Director of the Company
     Robert A. Teitsworth               Director of the Company

     The address of each member listed above is c/o Varco International, Inc. 743 North Eckhoff Street, Orange, California 92668.

(b) During the fiscal year ended March 31, 1995, no compensation was received from the Plan by any of the members of the Committee.

ITEM 6. CUSTODIAN OF INVESTMENTS
- --------------------------------

The Company is the custodian of funds received in respect of contributions by employees under the Plan. The Company receives no compensation from the Plan. Under the provisions of the Plan all funds received or held by the Company under the Plan are included in the general funds of the Company free of any trust or other restrictions, and may be used for any corporate purpose. Pursuant to the Plan no interest on funds contributed under the Plan is paid or credited to participants' accounts.

ITEM 7. REPORTS TO PARTICIPATING EMPLOYEES
- ------------------------------------------

Participating employees are furnished a semi-annual statement reflecting the number of shares of the Company's Common Stock purchased for such employees' accounts during the most recent period of the Plan and the balance remaining in the participation account to be refunded to such employees.

ITEM 8. INVESTMENT OF FUNDS
- ---------------------------

All funds received or held by the Company under the Plan are included in the general funds of the Company. Reference is made to Item 6 hereof.

ITEM 9. FINANCIAL STATEMENTS AND EXHIBITS
- -----------------------------------------

                                                       PAGE NO.
                                                       --------
(a)  Financial Statements

     Report of Independent Auditors                      F-1
     Statements of Financial Condition                   F-2
     Statements of Changes in Plan Equity                F-3
     Notes to Financial Statements                       F-4
     Schedules -- Schedules I, II, and III have
      been omitted because they are not
      applicable.

(b)  Exhibits

     Exhibit 23, Consent of Independent Auditors         F-5

SIGNATURE
- ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Varco International, Inc. has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.



THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN



     /s/ DONALD L. STICHLER
     ----------------------
     DONALD L. STICHLER
     CONTROLLER-TREASURER
     JUNE 22, 1995

REPORT OF INDEPENDENT AUDITORS

Compensation Committee of the Board of Directors
Varco International, Inc.
Orange, California

We have audited the accompanying statements of financial condition of The Varco 1980 Employee Stock Purchase Plan as of March 31, 1995 and 1994, and the related statements of changes in plan equity for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Varco 1980 Employee Stock Purchase Plan at March 31, 1995 and 1994 and the changes in Plan equity for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP

Orange County, California
May 25, 1995

STATEMENTS OF FINANCIAL CONDITION

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN


                                                          MARCH 31,
                                                          ---------
                                                     1995            1994
                                                     ----            ----
Plan Assets:
     Accounts receivable from Varco
        International, Inc.--Notes A and B           $330,729    $263,999
                                                     =========   ========


Plan Liabilities and Equity:
     Obligations to purchase Varco
      International, Inc. Common
      Stock--Notes A and B                           $330,729    $263,999

Plan Equity                                               ---         ---
                                                     --------    --------

Total Plan Liabilities and Equity                    $330,729    $263,999
                                                    =========    ========



See notes to financial statements.

STATEMENTS OF CHANGES IN PLAN EQUITY

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

                                     YEAR ENDED MARCH 31,
                                   1995      1994      1993
                                   ----      ----      ----

Plan Income:
   Employees' contribution       $632,279  $522,160  $470,159

Plan Expenses:
   Purchases of Varco
   International, Inc. Common
   Stock-Note A                   630,441   520,084   468,889

   Amounts refunded to plan
   participants-Note B              1,838     2,076     1,270
                                 --------  --------  --------

Plan Equity at March 31          $    -0-  $    -0-  $    -0-
                                 ========  ========  ========



See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

March 31, 1995

NOTE A-- SIGNIFICANT ACCOUNTING POLICIES
         AND PLAN DESCRIPTION

The accompanying financial statements have been prepared on the accrual basis of accounting. Asset valuations are stated at cost which is equivalent to fair value.

The Plan was adopted by the Company's Board of Directors in December 1979, and became effective on April 1, 1980. The Plan permits eligible employees to make regular and systematic purchases of Common Stock of the Company through payroll deductions. Substantially all regular full-time employees are eligible to participate in the Plan. Voluntary employee contributions are deducted from the employee compensation each payday and paid into the Plan for the employee's account. All funds received or held by the Company under the Plan are included in the general funds of the Company. The Company issues stock certificates to each participant to the extent that the balance in the participant's account at the end of the Plan period is sufficient to purchase whole shares of the Company's stock. The Plan provides for two six months purchase periods per year in lieu of a twelve-month purchase period. The first purchase period commences on April 1, and ends on September 30. The second period begins on October 1 and ends on March 31. The purchase price per share to be paid by each participant is 85% of the fair market value of the Company's Common Stock on the first or last day of a Purchase Period, whichever amount is lower. Any Participant may terminate contributions and withdraw from the Plan at any time. In February 1995, the Plan was amended by the Board of Directors, and subsequently ratified by the shareholders in May 1995, to increase the number of shares subject to the Plan from 1,000,000 to 2,000,000 shares and to extend the term of the Plan from fifteen years to twenty-five years following its effective date unless it is sooner terminated by resolution adopted by the Company's Board of Directors.

NOTE B--PURCHASE OF COMMON STOCK


For the fiscal year ended March 31, 1995, the Company issued 64,328 shares of its Common Stock to 355 participants at a price of $4.675 a share for the Plan's first purchase period (April 1, 1994 through September 30, 1994). For the Plan's second period (October 1, 1994 through March 31, 1995), the Company issued 56,420 shares of its Common Stock to 365 participants at a price of $5.8438 a share.


For the fiscal year ended March 31, 1994, the Company issued 49,349 shares of its Common Stock to 339 participants at a price of $5.2063 a share for the Plan's first purchase period (April 1, 1993 through September 30, 1993). For the Plan's second period (October 1, 1993 through March 31, 1994), the Company issued 57,599 shares of its Common Stock to 359 participants at a price of $4.5688 a share.


For the fiscal year ended March 31, 1993, the Company issued 46,646 shares of its Common Stock to 219 participants at a price of $4.4625 a share for the Plan's first purchase period (April 1, 1992 through September 30, 1992). For the Plan's second period (October 1, 1992 through March 31, 1993), the Company issued 57,069 shares of its Common Stock to 351 participants at a price of $4.5687 a share.


Amounts remaining in the participant's accounts after such issuance, which were insufficient to purchase whole shares of the Company's Common Stock, were refunded to the participants.


NOTE C--FEDERAL INCOME TAXES

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Transfers of shares under this Plan are not intended to result in taxable income to employees under the Plan based on provisions in Section 423 of the Internal Revenue Code.